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2018 FINANCIAL REVIEW FOLLOWS

DEAN DORTON
DEAN DORTON ALLEN FORD, PLLC

Review Report of Independent Accountants

To the Board of Directors
Braidy Industries, Inc.
Ashland, Kentucky

We have reviewed the accompanying consolidated financial statements of Braidy Industries, Inc. and subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2018, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

106 W. Vine Street, Suite 600 ▪ Lexington, KY 40507 ▪ 859-255-2341 **phone** ▪ 859-255-0125 **fax**
500 W. Jefferson Street, Suite 1400 ▪ Louisville, KY 40202 ▪ 502-589-6050 **phone** ▪ 502-581-9016 **fax**
807 Spring Forest Road, Suite 2200 ▪ Raleigh, NC 27609 ▪ 918-875-9635 **phone** ▪ 877-875-3577 **fax**

dean**dorton**.com

Board of Directors
Braidy Industries, Inc.
Review Report of Independent Accountants, continued

Emphasis of Matter - Development Stage Entity and Funding Requirements

As discussed in Note 1 to consolidated financial statements, the Company faces various risks and uncertainties including the inability to raise funds to develop its mill. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to these matters.

Other Matter – Audit in Progress

The Company has engaged other auditors to perform an audit of the accompanying financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. It is possible during the audit that modifications may be identified that could materially impact the accompanying financial statements. The Company expects the audit to be completed and the auditor's report issued in the next few months.

Dean Dorton Allen Ford, PLLC

Lexington, Kentucky
April 30, 2019

Braidy Industries, Inc.
Consolidated Balance Sheet


(Unaudited)


(In thousands, except share amounts)		**December 31, 2018**
Assets		
Current assets:		
Cash and cash equivalents	$	36,637
Certificates of deposit		8,421
Accounts receivable		89
Prepaid expenses and other current assets		1,184
Total current assets		46,331
Property, plant and equipment, net		21,045
Intangibles, net		19,781
Goodwill		15,374
Other assets		455
Total Assets	$	102,986
Liabilities, Redeemable Stock, and Shareholder's Deficit		
Current liabilities:		
Accounts payable	$	4,835
Accrued liabilities		411
Total current liabilities		5,246
Other long term liabilities		839
Total Liabilties		6,085
Redeemable Stock:		
Common shares with rights retained from the prior A-1 preferred shares, net of equity raise costs		16,890
0.0001 par value, 50,0000 authorized; 3,000,000 issued and outstanding		
Common shares with rights retained from the prior A preferred shares, $0.0001 par value,		80,998
50,0000 authorized; 4,500,000 shares issued, and outstanding		
Common shares held by the board of directors, $0.0001 par value,		9,000
50,0000 authorized; 500,000 issued and outstanding		106,888
Shareholder's Deficit		
Common shares, $0.0001 par value, 50,000,000 shares authorized;		
11,134,492 issued and outstanding		8
Note Receivable - Founder to purchase 300,000 common shares		(3,045)
Additional paid-in-capital		110,946
Accumulated deficit		(117,896)
Total shareholders' deficit		(9,987)
Total Liabilities, Redeemable Stock, and Shareholders' Deficit	$	102,986

See review report of independent accountants and accompanying notes to the consolidated financial statements.

Braidy Industries, Inc.
Consolidated Statement of Operations and Comprehensive Loss

(In thousands)		**(Unaudited)** **Year Ended December 31, 2018**
Sales	$	513
Cost of goods sold		(278)
Professional fees		(4,601)
Selling, general and administrative expenses		(17,561)
Operating (loss)		(21,927)
Other expenses		(2,114)
Other income		778
(Loss) before income taxes		(23,263)
Income tax benefit		(2,985)
Net (loss)		(20,278)
Less: accretion of obligation under Series A preferred and Series A-1 preferred put options		(37,200)
Net (loss) available to common shareholders	$	(57,478)
Average shares outstanding, basic		9,765
Average shares outstanding, diluted		9,765
(Loss) per share - basic	$	(5.89)
(Loss) per share - diluted		(5.89)
Comprehensive (loss)	$	(20,278)

See review report of independent accountants and accompanying notes to the consolidated financial statements.

Braidy Industries, Inc.
Consolidated Statement of Shareholders' Deficit
Year Ended December 31, 2018

(In thousands, except share amounts)	Common Shares	Note Receivable - Founder	(Unaudited) Additional paid-in Capital	Accumulated Equity (Deficit)	Total
Balance at January 1, 2018	$ -	$ -	$ 321	$ (56,418)	$ (56,097)
Net (loss)	-	-	-	(20,278)	(20,278)
Sale of common stock, net of issuance costs (7,500,000 shares)	7	-	74,314	-	74,321
Accretion of obligation under Series A preferred shares put option	-	-	-	(36,000)	(36,000)
Accretion of obligation under common shares put option	-	-	-	(4,000)	(4,000)
Accretion of obligation under Series A-1 preferred shares put option	-	-	-	(1,200)	(1,200)
Conversion of Non-CSC Series A-1 preferred shares to common (930,000 shares)	-	-	4,617	-	4,617
Note Receivable - Founder, net to purchase common shares (300,000 shares)	-	(3,045)	-	-	(3,045)
Acquisition of Veloxint LLC (2,694,492 shares) and assumption of stock options	1	-	28,117	-	28,118
Issuance of interest in phantom carried interest plan	-	-	3,202	-	3,202
Issuance of restricted stock (20,000 shares)	-	-	55	-	55
Exercise of stock options (10,000 shares)	-	-	1	-	1
Issuance of stock options (242,246 shares)	-	-	319	-	319
Balance at December 31, 2018	$ 8	$ (3,045)	$ 110,946	$ (117,896)	$ (9,987)

See review report of independent accountants and accompanying notes to the consolidated financial statements.

Braidy Industries, Inc.
Consolidated Statement of Cash Flows

(In thousands)		(Unaudited) For the Year Ended December 31, 2018
Cash flows used in provided by operating activities		
Net (loss)	$	(20,278)
Adjustments to reconcile net loss to cash used in operating activities:		
Stock based compensation expense		3,576
Deferred tax benefit		(2,985)
Amortization of intangibles		782
Accrued interest on note receivable - Founder		(45)
Depreciation		403
Changes in operating assets and liabilities:		
Receivables		117
Prepaid expenses		(913)
Other assets		(534)
Accounts payable		944
Accrued liabilities		(195)
Net cash (used in) operating activities		(19,128)
Cash flows from investing activities		
Capital expenditures		(13,706)
Purchases of certificates of deposit		(8,421)
Acquisition of Veloxint Corporation, net of cash acquired		1,974
Acquisition of NanoAl LLC, net of cash acquired		(4,188)
Net cash (used in) investing activities		(24,341)
Cash flows from financing activities		
Sale of common stock, net of issuance costs		74,321
Stock issuance for options exercised		1
Note receivable - Founder, net		(3,000)
Net cash provided by financing activities		71,322
Net change in cash and cash equivalents		27,853
Cash and cash equivalents at beginning of year		8,784
Cash and cash equivalents at end of year	$	**36,637**
Supplemental non-cash items		
Capital expenditures recorded in accounts payable	$	3,151

See review report of independent accountants and accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Description of the Organization

Braidy Industries LLC was formed on August 26, 2016 under the state laws of Delaware. On March 3, 2017, Braidy LLC was converted into Braidy Industries, Inc. ("the Company"), a Delaware company. The mutual founder of both entities received 4,500,000 Series A Preferred Shares in the Company as consideration for the tax-free conversion. The Company is an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements.

The consolidated financial statements include the accounts of Braidy Industries, Inc. and its wholly-owned subsidiaries, Braidy Atlas LLC, Veloxint Corporation, and NanoAl LLC (collectively, "the Company"). Significant intercompany transactions and accounts have been eliminated.

The Company, a multi-metals light-weighting aluminum sheet and powdered metal parts manufacturer in the development phase, was formed to lead a national transformation in the manufacture and use of efficient, eco-friendly metal alloys that are lighter and stronger than metals currently in commercial use. There is a light-weighting revolution occurring in material science, and the Company intends to disrupt the metal manufacturing industry with transformative economics and technology. The Company believes it is well positioned to lead this transformation by building infrastructure to enable rapid adoption and scaling of next-generation metal light-weighting technologies. The Company seeks to change the future trajectory of the metal industry through its plans to construct and operate a state-of-the-art greenfield aluminum rolling mill strategically located in Ashland, Kentucky and through its recently acquired subsidiaries, Veloxint Corporation and NanoAl LLC, which the Company believes puts Braidy at the forefront of the light-weighting trends in the metals industry. The Company has three subsidiaries as follows:

Braidy Atlas LLC ("Braidy Atlas") is in the early stages of constructing a greenfield aluminum rolling mill in Ashland, Kentucky that will position the Company as the expected low-cost provider of 300,000 annual tons of fully finished cold roll series 3000, 5000, and 6000 aluminum sheet for the automotive industry. As the first new mill of its kind in the United States in more than 35 years, the Company believes the Braidy Atlas mill will be the most technologically advanced aluminum mill in the United States.

Veloxint Corporation ("Veloxint") is an ultra-high strength alloy company incubated at Massachusetts Institute of Technology ("MIT") that the Company acquired in March 2018. Veloxint seeks to commercialize novel nanocrystalline technology developed at MIT to produce some of the hardest and strongest metal ever manufactured. Veloxint combines proprietary metal powder mixtures identified and developed using platform technology licensed from MIT, together with traditional powder metallurgy processes and a proven and scalable manufacturing approach, to produce components and parts that are several times lighter, stronger and more heat resistant than those made with conventional alloys. By adopting a co-development business model, Veloxint and its customers will work together to develop, design and produce components that deliver step-change improvement in performance, weight reduction, productivity, and durability in the automotive and many other industries. Veloxint is currently projected to begin producing product revenue in late 2019 to 2020 with the expected opening of its scaled manufacturing facility adjacent to our Braidy Atlas mill in Ashland, Kentucky.

NanoAl LLC ("NanoAl") is a materials research and technology company focused on high-performance aluminum alloys and was acquired by Braidy in September 2018. NanoAl was founded out of the Department of Materials Science at Northwestern University to commercialize a new science for developing stronger aluminum alloys through control of key structural features at the nanoscale. We believe that the technology has the potential to significantly enhance the output of the Braidy Atlas mill and will have a broad impact within the automotive market. In addition, the technology can operate in powder and 3D printing applications that connect into the core competence of Veloxint.

The Company has secured a location to develop its manufacturing facility near Ashland, Kentucky, which will house its fully integrated aluminum rolling mill. Mill construction activities began in June 2018.

The Company has incurred a substantial loss from operations and negative cash flows since inception. The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to complete development of the Company's aluminum rolling mill. Management is actively pursuing sales opportunities for product to be produced by the mill, which is anticipated to be completed by 2021.

The Company has raised additional capital during 2018 (see Note 6). The Company obtained a $75 million private equity placement in 2018. In 2019 the Company executed a letter of intent to obtain a $200 million investment from Rusal in Braidy Atlas (discussed in Note 14). On September 18, 2018, the Company launched an active equity raising crowd-funding program with Netcapital to issue additional common stock. The closing date of the crowd-funding program is scheduled for June 15, 2019. The program has raised approximately $12.2 million through April 29, 2019 of which Netcapital retains a 4.9% fee for their services. Investors may cancel investment commitments on or before June 13, 2019. Management believes these funds are sufficient for the Company to meet its obligations over the course of the twelve months following the issuance date of the Company's consolidated financial statements.

Management believes that the actions discussed above are probable of occurring and overcome any substantial doubt concerns for at least the next twelve months from the issuance of the consolidated financial statements. However, management cannot predict, with certainty, the outcome of these actions to generate liquidity and project funding or whether such actions would generate the expected liquidity as currently planned.

2.   **Summary of Significant Accounting Policies**

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its consolidated financial statements:

Business Combinations

For acquisitions accounted for as business combinations, the Company is required to record the assets acquired, including identified intangible assets and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analysis or other valuation techniques.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity, at time of purchase, of three months or less to be cash equivalents. Cash equivalents consist primarily of money market funds.

As of December 31, 2018, the Company maintains its cash with nine financial institutions. At times, such cash balances may exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 per account. Cash amounts exceeding the FDIC limits were $40.4 million as of December 31, 2018. The Company believes that no significant concentration of credit risk exists with respect to these cash balances because of its assessment of the credit worthiness and financial viability of the respective financial institution. Also, the Company believes it mitigates risk by monitoring cash activity on a frequent basis.

Certificates of Deposit

The Company holds certificates of deposits with various financial institutions. The maturity dates range from January 2019 to July 2019.

Fair Value Measurements

The Company applies the fair value hierarchy established by GAAP for the recognition and measurement of certain financial assets and liabilities. An asset or liability's fair value classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and consider counterparty risk in its assessment of fair value. The fair value hierarchy is defined as follows:

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The valuation for the accretion of the redeemable Series A and common shares were determined using level 3 inputs.

Financial Instruments

Financial instruments include cash equivalents, other assets, accounts payable and accrued liabilities. These are carried at cost which approximates fair value because of the short-term nature of these financial instruments.

Deferred Equity Raise Costs

Incremental costs directly attributable to a proposed or actual offering of the Company's shares are deferred and charged against the gross proceeds of the offering. Accordingly, the Company defers costs incurred in connection with ongoing offerings of equity securities and will apply these costs against the proceeds of the offering. Costs incurred with unsuccessful offerings will be expensed. Offering costs that were charged against the gross proceeds of offerings were approximately $0.7 million in 2018. The Company had $0.8 million in deferred costs as of December 31, 2018.

Property, Plant and Equipment

Property, plant, and equipment are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred.

Plant and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. The plant is depreciated over a twenty-five year useful life and equipment is depreciated over a seven year useful life. Leasehold improvements are depreciated using the straight-line method over the shorter of the seven year useful life or the remaining lease term.

Construction in progress relates to the establishment of the mill property and is stated at cost. Depreciation will commence once the project is constructed and placed in service.

Asset Impairment

Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recorded no asset impairment in 2018.

Goodwill

The Company evaluates the recoverability of goodwill and indefinite lived intangible assets annually, or more frequently if events or changes in circumstances warrant, such as a material adverse change in the Company's business. Goodwill is considered to be impaired when the carrying value of a reporting unit exceeds its estimated fair value. As of December 31, 2018, management qualitatively assessed impairment with no impairment indicators noted.

Revenue Recognition

The Company derives revenue from the sale of its products and parts, and from non-recurring engineering services. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered or products have been delivered, the price is fixed or determinable, and collectability is reasonably assured. The Company bills customers in accordance with contract terms. Amounts billed to customers in excess of revenues recognized are recorded as deferred revenues.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include selling, marketing and advertising expenses; salaries, travel and office expenses of administrative employees and contractors; software license fees; and other overhead expenses.

Research and Development Costs

Research and development costs, which are included in selling, general and administrative expenses, are expensed as incurred. Research and development costs for the year ended December 31, 2018 amounted to approximately $3.6 million. Research and development costs included in cost of goods sold amounted to $0.1 million for the year ended December 31, 2018.

Interest and Dividend income

Interest income is accrued as earned. Dividend income is accrued on the ex-dividend date. Interest and dividend income is reflected within other income on the statement of operations.

Income Taxes

Braidy Industries, Inc. is taxed as a C-Corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes, and tax carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences. Valuation allowances are established for deferred tax assets when necessary.

GAAP requires management to evaluate tax positions taken by the Company and recognize a liability for an uncertain position that is not more likely than not of being sustained upon examination by the Internal Revenue Service or other local taxing authority. The Company would recognize any interest and penalties associated with uncertain tax positions in income tax expense.

The Company is subject to examination in the United States and in certain state and local jurisdictions. As of December 31, 2018, the Company is not currently under examination by the Internal Revenue Service, or any state or local jurisdictions.

Leases

For leases that contain free rent periods or predetermined fixed escalations of the minimum rent, the Company recognizes the related rent expense on a straight-line basis from the date it takes possession of the property to the end of the lease term. The Company records any difference between the straight-line rent amounts and the amount payable under the lease as part of deferred rent in accrued liabilities.

Litigation Matters

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. Costs for professional fees associated with litigation claims and assessments are expensed as incurred. As of December 31, 2018, the Company has not accrued or incurred any amounts for litigation matters.

Shareholder's Equity

The Company accounts for shareholder's equity in accordance with ASC 480. Common shares with rights retained from the prior series A-1 preferred shares, the prior series A preferred shares, and common shares held by the Board of Directors ("board owned common shares) have been recorded as redeemable stock on the balance sheet as of December 31, 2018

Subsequent Events

Management has evaluated subsequent events for recognition or disclosure in the financial statements through April 30, 2019, the date the consolidated financial statements were available to be issued.

Recent Accounting Pronouncements

The Company has elected Emerging Growth Company ("EGC") status. This status allows the Company to use private company accounting standard adoption dates. The Company may choose to early adopt standards if it is permissible. For the purposes of the 2018 financial statements the Company will use private company accounting standard adoption dates.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 Revenue from Contracts with Customers (Topic 606), which changes the recognition of revenue from contracts with customers. These changes created a comprehensive framework for all entities in all industries to apply in the determination of when to recognize revenue and, therefore, supersede virtually all existing revenue recognition requirements and guidance. This framework is expected to result in less complex guidance in application while providing a consistent and comparable methodology for revenue recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract(s), (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract(s), and (v) recognize revenue when, or as, the entity satisfies a performance obligation. In August 2015, the FASB deferred the effective date of the new guidance by one year, making these changes effective for the Company in January 1, 2019.

The Company will adopt the new guidance using the modified retrospective transition approach. Management has determined that the adoption of this guidance will not have a material impact on the consolidated financial statements as the Company is in the development stage.

In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which added a new impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, trade receivables, lease receivables, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. This update is effective for fiscal years beginning after December 15, 2021. Management is currently evaluating the potential impact of these changes on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2019. In March 2018, the FASB approved an amendment that allowed a modified retrospective approach and new required lease disclosures for all leases existing or entered into after either the beginning of the year of adoption or the earliest comparative period in the consolidated financial statements. The Company is currently evaluating the effect of this update on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which makes changes to the classification of certain cash receipts and cash payments within the statement of cash flows. The guidance identifies eight specific cash flow items and the sections where they must be presented within the statement of cash flows. This update is effective for fiscal years beginning after December 15, 2019. Management determined that the adoption of this guidance will not have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, clarifying the Definition of a Business, which narrows the definition of a business. This ASU provides a screen to determine whether a group of assets constitutes a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as acquisitions. If the screen is not met, this ASU (1) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create an output and (2) removes the evaluation of whether a market participant could replace missing elements. Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the FASB has developed more stringent criteria for sets without outputs. The ASU is effective for annual periods beginning after December 15, 2018. Management is currently assessing the impact of this accounting standard update.

In March 2017 the FASB issued ASU 2017-04 Intangibles—Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment. This amendment simplifies the measurement of goodwill by eliminating Step 2 from the goodwill impairment test. This update is effective for fiscal years beginning after December 15, 2021. The Company has early adopted ASU No. 2017-04 and the Company's noted no goodwill impairment in its consolidated financial statements for the year ended December 31, 2018.

In May 2017, the FASB issued ASU 2017-09 which clarifies the guidance on the modification accounting criteria for share-based payment awards. The new guidance requires registrants to apply modification accounting unless three specific criteria are met. The three criteria are 1) the fair value of the award is the same before and after the modification, 2) the vesting conditions are the same before and after the modification and 3) the classification as a debt or equity award is the same before and after the modification. This update is effective for fiscal years beginning after December 15, 2017 and are to be applied prospectively to new awards granted after adoption. Management determined that the adoption of this guidance did not have a material impact the Company's consolidated financial statements.

3.   Cash and cash equivalents

As of December 31, 2018 the Company held $36.6 million in cash and cash equivalents. There is $0.4 million in restricted cash used for lease collateral as of the balance sheet date.

4.   Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

	December 31, 2018	
Mill land	$	921
Mill property		13,693
Land		741
Building		3,099
Leasehold improvements		1,440
Machinery and equipment		1,489
Furniture and fixtures		97
Other		23
		21,503
Accumulated depreciation		(458)
Property, plant and equipment, net	$	21,045

During 2018 the Company entered into three agreements with engineering firms for early work ("early works agreements") to be provided regarding planning and construction of the Braidy Atlas mill. These early works agreements require cash deposits to be transferred by the Company to the engineering firms to begin the pre-construction and design phases of construction. These commitments under these agreements amount to $30.6 million of which $5.8 million have been paid as of December 31, 2018.

The Company broke ground on its mill in June 2018, and estimates the cost at approximately $1.68 billion. The mill is expected to be placed in service by 2021.

5.   Prepaid Expenses and Other Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2018
Prepaid equity raise costs	$ 786
Prepaid loan fees	131
Prepaid insurance	135
Other	132
	$ 1,184

6. Shareholders Deficit

Classes of Stock

The total number of shares of all classes of stock the Company is authorized to issue is 60,000,000 shares with a par value of $0.0001 per share. The Company is authorized to issue two classes of stock to be designated "common stock" and "preferred stock", 50,000,000 shares shall be designated common stock and 10,000,000 shares shall be designated preferred stock.

Redeemable preferred stock

On March 4, 2017, the Company issued 4,500,000 Series A preferred shares to its founder for the conversion of his LLC interest in Braidy Industries, LLC (see Note 1). These financial instruments are not mandatorily redeemable, however through the founders' rights to control the Board, the holder of the Series A preferred shares has the right to authorize the purchase of all shares of our Series A preferred shares at their fair market value. This right terminates immediately prior to an initial public offering of our equity securities. The Company has recorded the $80 million fair value of Series A preferred shares outside of permanent equity at December 31, 2018.

On May 4, 2017, the Company entered into a Series A-1 Preferred Stock Purchase Agreement with Commonwealth Seed Capital ("CSC") and other investors, including certain members of the Company's Board of Directors. The Series A-1 Agreement sold CSC 3,000,000 shares of the Company's Series A-1 Preferred Stock, and 930,000 shares of the Company's Series A-1 Preferred Stock were sold to the other investors.

The Company entered into a side letter agreement with certain stock redemption rights on May 4, 2017 (as amended on May 7, 2018) with CSC as part of its initial purchase of 3,000,000 shares of Series A-1 preferred stock. CSC shall have the right for a period beginning as of the date of any of the following triggering events and ending 90 days after receipt of the triggering notice from the Company to elect to sell to the Company all of its shares of stock at a purchase price equal to $15,000,000, plus interest thereon at 8% (approximately $2,000,000 of non-accrued interest cumulatively at December 31, 2018) per annum from May 4, 2017 through the date of repurchase:

(a) The failure of the Company to commence construction of or site preparation for a fully-integrated aluminum rolling mill within the Commonwealth of Kentucky by June 30, 2018 or to acquire an existing facility and building in EastPark in Boyd County Kentucky (commonly known as, "Hackney Building") to house the Veloxint manufacturing business by June 30, 2018;

(b) The failure of the Company to invest at least $1 billion for the construction and equipping of a fully-integrated aluminum rolling mill within the Commonwealth of Kentucky by December 31, 2020 or to secure the investment of at least $1 billion in a separately owned entity for the construction of a fully-integrated aluminum rolling mill within the Commonwealth of Kentucky by December 31, 2020;

(c)   The allocation or use by the Company of no less than $25 million of the proceeds of the common stock offering dated March 2, 2018 for any purpose or purposes other than constructing a fully integrated aluminum rolling mill within the Commonwealth of Kentucky and/or the build-out of a Veloxint manufacturing facility in East Park, Boyd County, Kentucky; or

(d)   At any time from May 5, 2017 through and including June 1, 2022 (the "Maintenance Period"), the failure of the Company to have (i) at least 51% of its employees employed in the Commonwealth of Kentucky, (ii) at least 51% of its tangible assets located within the Commonwealth of Kentucky or (iii) its headquarters located within the Commonwealth of Kentucky.

The Company has evaluated the contingent trigger features which would require the CSC Series A-1 Preferred Stock to be marked to redemption price as of December 31, 2018. The ability to obtain $1 billion in financing is outside of the Company's control, and as such the Company has accreted interest of approximately $1,200,000 in 2018 and recorded the CSC Series A-1 Preferred Stock outside of permanent equity. No violations of the previously listed triggering events for the side letter have occurred.

The Non-CSC preferred stock outstanding at December 31, 2017 had redemption features contingent on future events; however, the common stock conversion in 2018 removed these features (see below).

From March 17, 2017 through April 3, 2017, the Company granted 500,000 shares of common stock to the Company's directors. Certain common stock outstanding has redemption features contingent on future events. These financial instruments are not mandatorily redeemable; however, through the collective voting power of the holders of the common stock on the Board of Directors, the common stock holders have the right to authorize the purchase of all shares of the common stock at their fair value. This right terminates immediately prior to an initial public offering of our equity securities. The Company has recorded the $9 million fair value of common shares outside of permanent equity at December 31, 2018.

Conversion of preferred stock

On March 2, 2018, the Company entered into the $75 million common stock purchase agreement. As part of this agreement 7,500,000 shares at $10 per share were sold to the purchasers. The outstanding Series A and Series A-1 preferred shares were converted to common stock. Craig Bouchard ("CEO" or "Founder") and holder of the Series A preferred shares retained the right to elect five of the six members of the Board of Directors and the CSC Series A-1 preferred shares retained the right to elect one member of the Board of Directors. Any lead investor, defined as a holder of 5,000,000 shares of common stock, is entitled to elect an additional member to the Board of Directors. No lead investors were established as part of the common stock purchase agreement and the only investor meeting the lead investor threshold is the Founder and CEO as of December 31, 2018. The CSC Series A-1 preferred shares retained the respective redemption and board election rights that existed in 2017. The non-CSC shares retained no rights and converted directly to common with no preferences over the other shares. These retained redemption rights will terminate upon registration of the common stock with the Securities and Exchange Commission.

Right of First Refusal for Future Equity Offerings

A major investor is considered any stockholder that holds at least 400,000 shares of registrable securities (subject to the adjustment for stock splits, stock dividends, combinations, reclassifications or the like). The Company grants to each major investor a right of first offer with respect to future sales by the Company of its shares at fair value. A major investor who chooses to exercise the right of first offer may designate as purchasers under such right itself or its partners or affiliates in such proportions as it deems appropriate (so long as each such partner or affiliate has not been determined by the Board of Directors of the Company to be a competitor of the Company and also executes each purchase agreement, stockholders agreement or other document required of all purchasers of such shares).

Dividend Provisions

The holders of shares of preferred stock shall be entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of common stock of the Company for which an adjustment to the respective conversion price of such other securities or rights has been made on the common stock of the Company, at the rate of eight percent (8%) per share (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of preferred stock, payable when, as and if declared by the Board of Directors of the Company. Such dividends shall not be cumulative.

If, after dividends in the full preferential amounts specified above for the preferred stock have been paid or declared and set apart in any calendar year of the Company, the Board of Directors shall declare additional dividends out of funds legally available therefore in that calendar year, then such additional dividends shall be declared pro rata on the common stock and the preferred stock on a pari passu (same rate) basis according to the number of shares of common stock held by such holders, where each holder of shares of preferred stock is to be treated for this purpose as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holder. As of December 31, 2018 no dividends have been declared.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A-1 preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to holders of the Series A preferred stock and the holders of the common stock by reason of their ownership thereof, an amount equal to $5.00 per share for each share of Series A-1 preferred stock then held by them, plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A-1 preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A-1 preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Upon the completion of the distribution required to Series A-1 preferred stock holders, the holder of Series A preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock by reason of their ownership thereof, an amount equal to the original issue price for each share of Series A preferred stock held, plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holder of the Series A preferred stock shall be insufficient to permit the payment to such holder of the full aforesaid preferential amounts, then the remaining assets and funds of the Company legally available for distribution upon the completion of the distribution required above shall be distributed ratably among the holder of the Series A preferred stock.

Upon completion of the distributions required to preferred stock holders and any other distribution that may be required with respect to series of preferred stock that may from time to time come into existence, the remaining assets of the Company legally available for distribution to stockholders shall be distributed among the holders of the preferred stock and the common stock pro rata based on the number of shares held by each such holder of preferred stock or common stock.

Voting Rights

The holder of each share of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Company, and shall be entitled to vote, together with the holders of common stock, with respect to any question upon which holders of common stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). The holders of the Series A-1 preferred stock are entitled to elect one member to the Board of Directors. The holder of the Series A preferred stock is entitled to elect five members to the Board of Directors.

7. Income Taxes

The income tax provision (benefit) at December 31, 2018 consists of the following:

	December 31, 2018
Federal:	
Deferred	$ (2,170)
State and local:	
Deferred	(815)
Total	$ (2,985)

The income tax provision (benefit) differs from amounts computed by applying the statutory federal income rate of 21% for the year ended December 31, 2018 as a result of the following:

	December 31, 2018
Federal tax at statutory rate	$ (4,885)
Increase (reduction) in tax resulting from:	
State taxes, net of federal impact	(644)
Increase in valuation allowance	2,334
Permanent items	210
Total	$ (2,985)

Deferred tax assets and liabilities at December 31, 2018 consist of the effects of temporary differences attributable to the following:

		December 31, 2018
Defered tax assets		
Deferred start-up costs	$	4,386
Loss carryovers		2,442
Stock compensation		1,162
Other		215
		8,205
Deferred tax liabilities		
Intangible assets		(4,694)
Deferred tax assets		3,511
Valuation allowance		(4,350)
Total deferred liabilities, net	$	(839)

A reconciliation of the changes in the valuation allowance is as follows:

		December 31, 2018
Deferred tax valuation allowance		
Beginning balance	$	(1,486)
Additions		(4,174)
Reductions		1,198
Other		112
	$	(4,350)

Due to the Company being a development stage entity and the differences in reporting start-up expenses between its consolidated financial statements and tax returns, the Company has generated limited net operating loss carryforwards for tax purposes in 2018. Federal and state loss carryforwards generated in 2018 are approximately $6.1 million. It is expected that the Company will continue to generate start-up expenses, research and development expenses and expenses for the development of the planned aluminum rolling mill. Veloxint net operating loss carryovers for periods prior to March 2, 2018 of $2.7 million are available to offset the Company's consolidated income in the future and are limited to a certain amount each year by the Internal Revenue Code. Veloxint carryovers begin to expire in 2035 and the Company's 2018 carryovers are unlimited with no expiration.

As of December 31, 2018, the Company has a valuation allowance of $4.4million based on an assumption that not all of the gross deferred tax assets will more likely than not be realized due to the startup nature of the Company. During the year ended December 31, 2018, the Company eliminated the majority of its beginning valuation allowance upon the acquisition of Veloxint as a net deferred tax liability of $3.8 million was recorded in business combination accounting due to the acquisition. The Company then increased this valuation allowance during the year and will reevaluate the need for a valuation allowance at each future reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company filed its first Federal, state and local tax returns for 2017 in 2018 with minimal tax due, and the statute of limitations will expire in 2021 for the Federal return and 2022 for the state and local returns. Veloxint has filed returns for 2015 through the date of acquisition March 2, 2018. The statute of limitations will begin to expire in 2019.

The Company classifies any interest and penalties related to income taxes assessed as part of income tax expense. The Company has concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements, nor has the Company been assessed any significant interest or penalties by any tax jurisdiction for any open tax periods.

8.   Contingencies and Commitments

Financing Contingency

On November 8, 2017 the Company has entered into an agreement with a financial institution for the future issuance of debt to support the construction of the mill. As part of the agreement, upon successful execution of financing agreements, the Company will be obligated to pay a Structuring Fee (as defined by the agreement) of the greater of $5,000,000 or 1% of the debt raised within the earlier of the date on which the first debt is drawn or 30 days after the execution of the financing agreement. The agreement also contains provisions for payment of certain expenses incurred by the financial institution and for fees in the event of breaking the agreement. On December 24, 2018, this agreement was terminated. There are no significant unrecorded reimbursable expenses as of December 31, 2018.

Tax and Other Incentives

The Company has entered into an agreement with the Kentucky Economic Development Finance Authority ("KEDFA") and has been approved for up to $10,000,000 in future tax incentives under the Kentucky Business Investment program as of January 25, 2018 and $5,000,000 in future sales tax refunds under the Kentucky Enterprise Initiative Act ("KEIA") as of June 29, 2017. Additionally, KEDFA has approved $5,000,000 ("Road Funds") to be applied to the mill site development project, $4,000,000 for the Abandoned Mine Lands Pilot program ("AML") grant that will be used to pay for installation of foundation structures to stabilize the land under the manufacturing plant, and $2,000,000 ("Kentucky Skills Network") towards skills training to benefit the Company. Regarding the Road Funds, AML, and Kentucky Skills Network, the Company will not directly receive the funds for these future tax incentives as they will be claimed by third parties. The Company will receive the benefits associated with the road construction at the mill site development project, stabilization of the land under the manufacturing plant, and an improved work force associated with the funds spent on the Kentucky Skills Network. No cash was received in 2018 for the Road Funds, AML, and Kentucky Skills Network.

Leases

The Company leases its headquarters under a non-cancelable lease which expires May 31, 2024. Additionally, the Company leases office space and corporate apartments which can be renewed on an annual basis. For the year ended December 31, 2018 rent expense was $0.7 million.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2018 (in thousands):

For December 31, 2018:

2019	$	1,372
2020		1,332
2021		1,332
2022		1,284
2023		1,284
Thereafter		2,245
	$	8,849

Exclusive Patent License Agreement

Veloxint has entered into an exclusive worldwide licensing agreement with Massachusetts Institute of Technology (MIT), a stockholder in the Company, for the right to develop, make, have made, use sell, offer to sell, lease, and import licensed products and to develop, practice, use sell, offer to sell and perform the licensed processes covered by certain patents. The agreement is effective for the life of the patents and carries a royalty rate payment of 4% of net sales less development funds (funds received from commercial or government partners that are directed solely toward research and development of licensed products or process), cost of raw material powders, combination products, and costs of third party licenses. In addition, the agreement stipulates a 33% royalty rate for sublicensing income. During the year ended December 31, 2018, the Company recorded $0.1 million royalty expense.

As part of the MIT agreement, Veloxint must meet certain requirements as outlined below to keep the agreement in good standing:

- First commercial sale of a licensed product or first commercial performance of a licensed process by December 31, 2019;

- Net annual sales must reach (in thousands):

For the year ended December 31, 2018:

2020	$	500
2021		1,500
2022		4,500
2023 and thereafter		7,500

During the term of the agreement and while in good standing, Veloxint has the right to buy out the royalty obligations and the requirements noted above by making a $15,000,000 payment to MIT. If any milestone is missed, Veloxint will have six months to cure the default. If the milestone is not cured, MIT has the right to terminate the agreement, and the Company will lose access to the MIT patents.

9. Earnings per Share

The following table sets forth the computation of basic and diluted net (loss) per share:

		December 31, 2018
Numerator:		
Net (loss)	$	(20,278)
Less: Accretion of obligation under Series A preferred shares put option		(36,000)
Less: Accretion of Series A-1 preferred shares put option		(1,200)
Net (loss) available to common shareholders	$	(57,478)
Denominator - Weighted-average common shares outstanding:		
Basic		9,765
Add: Dilutive effect due to conversion of A preferred stock, A-1 preferred stock and redeemable stock to common stock		-
Diluted		9,765
Net (loss) per common share, Basic:	$	(5.89)
Net (loss) per common share, Diluted:	$	(5.89)

During 2018, basic average shares outstanding and diluted average shares outstanding were the same because the effect of potential shares of common stock was anti-dilutive as the Company generated a net loss. As a result, 3,000,000 shares of A-1 redeemable preferred stock and 4,500,000 shares of A preferred stock were not included in the computation of diluted earnings per share.

10. Related Party Transactions and Balances

On March 2, 2018, the Company made a full-recourse, secured loan to the chief executive officer for $15,018,750. The terms of the loan were approved by the Company's Board of Directors with an interest rate based on the prime rate and a due date of August 2, 2019, to enable the purchase of Braidy stock. As of December 31, 2018, approximately $3.0 million of principal and accrued interest remained unpaid and the Founder held 300,000 shares that were purchased with the proceeds of the loan. The Company recognized interest income on this note of $0.4 million in 2018.

11. Employee Benefits

Equity Incentive Plan

In February 2018 the board of directors adopted and approved the Company's Equity Incentive Plan (the "EIP"). The purposes of the EIP are to help secure and retain key employees and directors and provide incentives for such persons to achieve Company goals. The following is a brief summary of the material terms of the EIP:

The total number of shares of common stock available for awards under the EIP may not exceed 3,500,000 shares. Under the EIP, not more than 2,000,000 shares of common stock may be issued pursuant to the exercise of incentive stock options. In addition, to the extent the Company were to be subject to the applicable provisions of Section 162(m) of the Code, (i) not more than 1,000,000 shares of common stock may be made subject to stock options or stock appreciation rights ("SARs"); (ii) not more than 1,000,000 shares of common stock subject to performance stock awards in form of options or SARs may be granted to any plan participant during a calendar year; and (iii) no performance cash award may be granted to any plan participant having an aggregate maximum dollar value in excess of $5,000,000 in any calendar year.

The EIP provides for the grant of the following types of awards: incentive and non-statutory stock options; SARs; restricted stock, restricted stock units ("RSUs"); performance stock units ("PSUs"); performance cash awards; phantom carried interests and other equity awards. The Company currently has the following types of stock-based awards issued for the year ended December 31, 2018:

Stock Options

Incentive stock options, which are intended to qualify for special tax treatment in accordance with the United States Internal Revenue Code of 1986, as amended, and may be granted only to employees, and non-statutory stock options, which are stock options that do not qualify as incentive stock options, may be granted for such number of shares as the EIP Committee determines. The EIP Committee is authorized to set the terms and conditions of an option, including the exercise price of the option, provided that such price may not be less than the fair market value of a share of common stock on the grant date, subject to certain limited exceptions as set forth in the EIP. The maximum term of an option granted under the EIP will be ten years, or such shorter period as specified in the applicable award agreement.

Restricted Stock

Restricted stock may be granted in the form of shares registered in the name of the participant but held by the Company, at the EIP Committee's discretion, until the applicable restrictions have lapsed. RSUs are units representing a value equal to the same number of shares. Subject to such conditions and restrictions as the EIP Committee may establish in the award, during any period that an award of restricted stock or RSUs is restricted and/or subject to forfeiture, (1) recipients of restricted stock awards may exercise voting rights with respect to such shares and may be entitled to dividends paid with respect to such shares while they are so restricted, subject to the same vesting and forfeiture provisions as apply to the restricted stock to which the dividends relate and (2) recipients of restricted share unit awards may be credited with dividend equivalents in respect of the shares of common stock covered by the RSUs, as determined by the EIP Committee.

Phantom Carried Interests

 The EIP Committee may grant phantom carried interest awards, which unless otherwise provided in the applicable phantom carried interest award agreement (a "PCI Agreement"), will entitle a grantee to a percentage of the appreciation in the value of the Company (in excess of any funded capital raises, including any preferred return) from the date of the first sale of shares of our common stock in an aggregate amount of at least $75 million through to certain specified vesting events, as calculated pursuant to the EIP and the applicable PCI Agreement ("Company Appreciation"). The aggregate value of all phantom carried interest awards granted by the EIP Committee may not exceed 10% of the Company Appreciation. Unless otherwise provided in the PCI Agreement, phantom carried interest awards will vest and subsequently settle, in cash and/or shares of common stock as determined by the EIP Committee, upon the first to occur of (i) achieving an average daily trading volume of at least 1% of our outstanding common stock for a thirty-day period on any national securities exchange; (ii) a change in control (as defined in the EIP); (iii) the termination of the participant's service with the Company due to death, disability or without cause; (iv) the later of (y) September 30, 2022 and (z) five years from the phantom carried interest grant date; and (v) as otherwise may be provided in the PCI Agreement.

Stock Options

A summary of the Company's stock option activity and related information is presented below:

(in thousands)	December 31, 2018		
	Options	Weighted-Average Exercise	
Beginning balance	-		-
Granted	242	$	17.34
Assumed options from acquisition	351		2.10
Exercised	(10)		0.03
Forfeitures and options paid in cash	(105)		0.71
Ending Balance	478	$	7.20
Exercisable at year end			
Non-vested beginning balance	-		-
Granted	242	$	17.34
Assumed options from acquisition	226		1.45
Vested	6		0.03
Forfeited	(105)		0.71
Non-vested ending balance	369	$	10.44

Information regarding stock option exercises and expense associated with stock options is summarized below:

(in thousands)	Year ended December 31, 2018	
Proceeds from stock option exercises	$	1
Intrinsic value of stock options exercised		100
Stock-based compensation expense associated with stock options	$	319
Income tax benefit related to stock-based compensation	$	192

(in thousands except for amounts measured in years)	December 31, 2018	
Unrecognized stock-based compensation expense	$	3,740
Weighted average period in which the above amount is expected to be recognized (years)		2.6

Information regarding the Company's stock options outstanding and exercisable as of December 31, 2018 is summarized below:

Ranges of Exercise Prices	Number of Options Outstanding	Weighted-Average Exercise Price		Aggregated Intrinsic Value		Number of Options Currently Exerciseable	Weighted-Average Exercise Price of Options		Weighted-Average Remaining Contractual	Aggregae Intrinsic Value of Options Currently	
$0 - $10	236	$	1.08	$	738	109	$	0.34	6.8	$	1,069
$10 - $20	242		17.34		3,322	-		-	-		-
	478			$	4,060	109				$	1,069

(in thousands except for amounts measured on a per share basis or in years)

The fair value of stock options is determined using a Black-Scholes model. The following assumptions were used to estimate fair value:

	Year ended December 31, 2018
Risk-free interest rate	3.2%
Expected dividend Yield	0%
Volatility factor	67.3%
Expected life of option	10 Years

Restricted Stock

A summary of the Company's restricted stock activity is summarized below:

(in thousands)	**December 31, 2018**
Beginning balance	-
Shares granted	20
Forfeitures and vesting	-
Ending balance	20
Restriced share stock-based compensation expense	$ 56
Unrecognized stock-based compensation expense	44
Weighted average period in which the above amount is expected to be recognized (years)	1.4

Phantom Carried Interest Plan

A summary of the Company's phantom carried interest activity is summarized below:

(in thousands)	Year ended December 31, 2018
Stock-based compensation expense associated with phantom carried interest	$ 3,202
Unrecognized phantom carried interest expense	20,527

The phantom carried interest plan is expected to be settled in stock upon approval by the Board of Directors, therefore the instruments are classified as equity awards. As of December 31, 2018, 88.5% of the interest in the pool was awarded to participants. The awards were valued by a third party using a Monte Carlo simulation model, with 100,000 simulations and a discount for lack of marketability of 31%. These awards will be recognized over a five-year vesting period.

401(k) Savings Plan

As of October 1, 2018, all regular U.S. employees, including eligible executive officers, became eligible to participate in the Company's 401 (k) Savings Plan (the "Savings Plan"). Participants in the Savings Plan may defer and contribute, on a pre-tax or after-tax basis, a percentage of their eligible pay every pay period to their account(s) under the Savings Plan, subject to annual maximum employee contribution limits. In addition, the Company makes a matching contribution to the Savings Plan for each participant who elects to contribute to the Savings Plan. The matching contribution is equal to 50% of each participant's elective deferral, provided that the Company does not match any portion of an elective deferral that exceeds 6.0% of a participant's eligible earnings. Matching contributions under the Savings Plan are subject to graduated vesting and become fully vested after three years of service with the Company. In addition to matching contributions, the Company may make employer contributions to the Savings Plan at the end of each year, though are not required to do so. A participant would become fully vested in his or her portion of any employer contributions to the Savings Plan once he or she has completed three years of service. The Company's expense associated with its 401k plan was $0.1 million for the year ended December 31, 2018.

12. Acquisitions

Veloxint

On September 14, 2017, the Company entered into a stock purchase agreement to acquire 100% of Veloxint, Inc. ("Veloxint"), located in Boston, Massachusetts for approximately $30.2 million. The Company issued common stock with a value of approximately $26.5 million, forgave a $2.0 million note with Veloxint, and assumed stock options of $1.7 million on the March 2, 2018 acquisition date. Veloxint owns technology that commercializes high value products and parts enabled by novel nanocrystalline metal alloys with transformational properties. The Company and Veloxint have certain common directors in place.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition of Veloxint Corporation (in thousands):

		March 2, 2018
Consideration:		
Common stock shares provided (valued at $10 per share)	$	26,468
Assumed stock option plan		1,650
Forgiveness of note		2,000
Fair value of total consideration	$	30,118
Identifiable assets:		
Cash and cash equivalents	$	2,172
Accounts receivable, net		168
Prepaid expenses		48
Other current assets		10
Fixed assets, net		778
Other long term assets		25
Intangible assets		18,352
Total identifiable assets		21,553
Identifiable liabilities:		
Accounts payable		468
Accrued liabilities		256
Other current liabilities		10
Deferred tax liabilities		3,823
Total identifiable liabilities		4,557
Net identifiable assets		16,996
Goodwill		13,122
	$	30,118

<u>NanoAl LLC</u>

On September 18, 2018, the Company acquired all of the membership units of NanoAl LLC ("NanoAl"), a materials research and technology company focused on high-performance aluminum alloys, for $4.2 million including a $1.2 million prepayment on an earn-out calculation which runs through December 31, 2028. NanoAl's goodwill is deductible for income tax purposes. Management is evaluating the purchase accounting and changes could be made during the one-year measurement period.

The Company accounted for both acquisitions using the acquisition method pursuant to "*Topic 805 Business Combinations*" of the FASB Accounting Standards Codification. The acquisition method requires the acquirer to recognize the assets acquired and the liabilities assumed at their fair values as of the acquisition date. A valuation has been performed by an independent third party to determine fair value. Both acquisitions are still under the one-year measurement period and management is assessing the valuations of both acquisitions. Veloxint Corporation's goodwill is not deductible for income tax purposes. Proforma information for Veloxint Corporation is not included as the Company was consolidated for greater than nine months in 2018.

Amortizable intangibles for both acquisitions consist of intellectual property with a 20-year useful life. Amortization of intangibles amounted to $0.7 million for the year ended December 31, 2018.

Future amortization of intangible assets resulting from the acquisition of intellectual property is as follows (in thousands):

For December 31, 2018:

2019	$	1,028
2020		1,028
2021		1,028
2022		1,028
2023		1,028
Thereafter		14,641
	$	19,781

13. Segments

The Company's segments are strategic business units that offer distinctly different operations and are managed accordingly. The Company has the following three operating segments:

Braidy Industries, Inc. (Parent Company) provides management and oversight of the day to day business operations.

Braidy Atlas LLC (Mill Operations) is in the early stages of constructing a greenfield aluminum rolling mill in Ashland, Kentucky that will position the Company as the expected low-cost provider of fully finished cold roll series 3000, 5000, and 6000 aluminum sheet for the automotive industry. As the first new mill of its kind in the United States in more than 35 years, management believes the Braidy Atlas mill will be the most technologically advanced aluminum mill in the United States. Braidy Atlas LLC also houses NanoAl LLC's research and development founded out of the Department of Materials Science at Northwestern University to commercialize a new science for developing stronger aluminum alloys through control of key structural features at the nanoscale that will be used to enhance the products produced at the Atlas mill.

Veloxint Corporation is the materials research and technology focused segment of the business and houses Veloxint Corporation's ultra-high strength alloy company incubated at Massachusetts Institute of Technology ("MIT") that Braidy Industries acquired in March 2018. Veloxint seeks to commercialize novel nanocrystalline technology developed at MIT to produce some of the hardest and strongest metal ever manufactured. Veloxint combines proprietary metal powder mixtures identified and developed using platform technology licensed from MIT, together with traditional powder metallurgy processes and a proven and scalable manufacturing approach, to produce components and parts that are several times lighter, stronger and more heat resistant than those made with conventional alloys. By adopting a co-development business model, Veloxint and its customers will work together to develop, design and produce components that deliver step-change improvement in performance, weight reduction, productivity, and durability in the automotive and many other industries.

The operating results and assets of the Company's reportable segments are as follows:

Year ended December 31, 2018

(In thousands)	Braidy Industries, Inc.		Braidy Atlas LLC	Veloxint Corporation	Consolidated Total
Sales	$	3	$ 164	$ 346	$ 513
Cost of goods sold		-	(275)	(3)	(278)
Professional fees		(3,784)	(16)	(801)	(4,601)
Selling, general and administrative expenses		(4,802)	(6,460)	(6,299)	(17,561)
Operating (loss)		(8,583)	(6,587)	(6,757)	(21,927)
Other expenses		(1,151)	(86)	(877)	(2,114)
Other income		769	7	2	778
(Loss) before income taxes		(8,965)	(6,666)	(7,632)	(23,263)
Income tax benefit		(797)	(116)	(2,072)	(2,985)
Net (loss)	$	(8,168)	$ (6,550)	$ (5,560)	$ (20,278)
Total Assets	$	52,279	$ 14,638	$ 36,069	$ 102,986
Capital Expenditures		1,380	9,675	2,651	13,706

14. Subsequent Events

In April of 2019 the Company and RUSAL Global Management B.V., a subsidiary of London Stock Exchange listed En+ Group plc (such subsidiary and its affiliates, "Rusal") entered into a Letter of Intent ("LOI") specifying basic terms for a potential $200 million lead investment for the Braidy Atlas mill by Rusal, pursuant to which Rusal will obtain a 40% share in the Braidy Atlas mill. Pursuant to the LOI, Rusal will also serve as Braidy's exclusive supplier of low-carbon aluminum, providing close to 2.0 million metric tonnes over 10 years. The LOI will become binding subject to the approval by the boards of directors of each party of definitive agreements implementing the terms of the LOI.

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2017 FINANCIAL AUDIT FOLLOWS



KPMG LLP
Suite 2600
400 West Market Street
Louisville, KY 40202

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Braidy Industries, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Braidy Industries, Inc. (the Company) as of December 31, 2017, the related statements of operations and comprehensive loss, shareholders' deficit, and cash flows for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Restatement of 2017 Financial Statements

As discussed in Note 13 to the financial statements, the 2017 financial statements have been restated to correct misstatements.

Change in Accounting Principle

As discussed in Notes 6 and 13 to the financial statements, the Company has changed its method of accounting for its redeemable preferred and common shares due to the application of FASB Accounting Standards Codification Topic 480, *Distinguishing Liabilities from Equity.*

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2018.

Louisville, Kentucky
December 31, 2018

BRAIDY INDUSTRIES, INC.

Balance Sheet
December 31, 2017 (restated)

Assets	
Current assets:	
Cash and cash equivalents	$ 8,783,731
Prepaid expenses and other	212,965
Total current assets	8,996,696
Other assets	2,000,000
Property, plant and equipment, net	4,735,123
Total Assets	$ 15,731,819
Liabilities	
Current liabilities:	
Accounts payable	$ 1,370,174
Accrued liabilities	153,765
Total current liabilities	1,523,939
Total Liabilities	$ 1,523,939
Redeemable Stock:	
A-1 preferred shares, $0.0001 par value, 5,000,000 shares authorized; 3,930,000 issued and outstanding	$ 20,306,670
A preferred shares, $0.0001 par value, 4,500,000 shares authorized, issued and outstanding	44,998,275
Common shares, $0.0001 par value, 10,000,000 shares authorized; 500,000 issued and outstanding	5,000,000
Shareholders' Deficit	
Additional paid-in-capital	320,578
Accumulated deficit	(56,417,643)
Total shareholders' deficit	(56,097,065)
Total Liabilities, Redeemable Stock, and Shareholders' Deficit	$ 15,731,819

See accompanying Notes to the financial statements.

F-2

BRAIDY INDUSTRIES, INC.

Statement of Operations and Comprehensive Loss
Year Ended December 31, 2017 (restated)

Professional fees	$ (1,727,799)
Selling, general and administrative expenses	(3,562,111)
Other expenses	(596,542)
Other income	100,473
Operating (loss)	(5,785,979)
(Loss) before income taxes	(5,785,979)
Provision for income taxes	—
Net (loss)	$ (5,785,979)
Less: accretion of obligations under Series A preferred and Series A-1 redeemable preferred stock	(45,551,616)
Net (loss) available to common shareholders	$(51,337,595)
Average shares outstanding, basic	388,219
Average shares outstanding, diluted	388,219
(Loss) per share - basic	$ (132.24)
(Loss) per share - diluted	(132.24)
Comprehensive (loss)	$ (5,785,979)

See accompanying Notes to the financial statements.

BRAIDY INDUSTRIES, INC.

Statement of Shareholders' Deficit
Year Ended December 31, 2017 (restated)

	Contributed Capital	Additional paid-in Capital	Accumulated (Deficit)	Total
Balance at January 1, 2017 - Braidy LLC	$ 80,098	$ —	$ (80,098)	$ —
Transfer of net assets on conversion to C-Corp.	(80,098)	80,098	—	—
Net (loss)	—	—	(5,785,979)	(5,785,979)
Accretion of obligation under Series A preferred shares	—	—	(44,756,000)	(44,756,000)
Accretion of obligation under common shares			(4,999,950)	(4,999,950)
Accretion of obligation under Series A-1 preferred shares			(795,616)	(795,616)
Expenses paid by member	—	30,192	—	30,192
Contributed services	—	210,288	—	210,288
Balance at December 31, 2017	$ —	$320,578	$(56,417,643)	$(56,097,065)

See accompanying Notes to the financial statements.

F-4

BRAIDY INDUSTRIES, INC.

Statement of Cash Flows
Year Ended December 31, 2017 (restated)

Cash flows used in provided by operating activities	
Net (loss)	$ (5,785,979)
Adjustments to reconcile net loss to cash used in operating activities:	
Contributed services	210,288
Depreciation	58,428
Series A redeemable preferred shares compensation expense	244,000
Site abandonment expense	590,498
Member contributions	30,192
Changes in operating assets and liabilities:	
Prepaid expenses	(212,965)
Accounts payable	393,751
Accrued liabilities	153,765
Net cash used in operating activities	(4,318,022)
Cash flows from investing activities	
Capital expenditures	(4,407,626)
Note recorded in other assets	(2,000,000)
Net cash (used in) investing activities	(6,407,626)
Cash flows from financing activities	
Proceeds from issuance of preferred shares	19,509,379
Net cash provided by financing activities	19,509,379
Net change in cash and cash equivalents	8,783,731
Cash and cash equivalents at beginning of year	—
Cash and cash equivalents at end of year	**$ 8,783,731**
Supplemental non-cash items	
Capital expenditures recorded in accounts payable	$ 932,498

See accompanying Notes to the financial statements.

F-5

BRAIDY INDUSTRIES, INC.

Note to the Financial Statements

1.   Description of the Organization

Braidy Industries LLC (Braidy LLC) was formed on August 26, 2016 under the state laws of Delaware. On March 3, 2017, Braidy LLC was converted into Braidy Industries, Inc. (the Company), a Delaware company. The mutual founder of both entities received 4,500,000 Series A Preferred Shares in the Company as consideration for the tax-free conversion. The Company is an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements.

The Company, an aluminum manufacturer in the development phase, was created to lead a national transformation in the use of efficient, eco-friendly aluminum alloys that are lighter and stronger than existing alloys. The Company's principal goal is to lead the generational shift in materials science that is currently underway and make use of a "green" plant design to eliminate emissions and avoid creating an environmental impact legacy.

The Company has secured a location to develop its manufacturing facility near Ashland, Kentucky, which will house its fully integrated aluminum rolling mill. Mill construction activities began in June 2018 (see Note 12).

The Company has incurred a substantial loss from operations and negative cash flows since inception. The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to complete development of the Company's aluminum rolling mill. Management is actively pursuing sales opportunities for product to be produced by the mill, which is anticipated to be completed by 2021.

The Company has raised additional capital in 2018 (see Note 12). These additional capital contributions are sufficient for the Company to meet its obligations over the course of the twelve months following the issuance date of the Company's audited financial statements.

Acquisition

On September 14, 2017, the Company entered into a stock purchase agreement to acquire 100% of Veloxint, Inc. (Veloxint), located in Boston, Massachusetts for approximately $29 million. The Company issued common stock with a value of approximately $27 million and forgave a $2 million note with Veloxint on the March 2, 2018 acquisition date (see Notes 5 and 12). Veloxint owns technology that commercializes high value products and parts enabled by novel nanocrystalline metal alloys with transformational properties. The Company and Veloxint have certain common directors in place.

2. **Summary of Significant Accounting Policies**

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements:

Basis of Presentation

The accompanying financial statements include transactions and balances of Braidy LLC through March 3, 2017 and Braidy Industries, Inc. As of March 3, 2017, Braidy LLC ceased to exist due to the conversion into Braidy Industries, Inc. The transaction resulted in the same shareholder having the same interest in the underlying business before and after the conversion (that is, holding 100% of the equity interest of the business). Based on the contingent features of the Series A preferred shares issued, the Company recorded $244,000 to selling, general and administrative expenses which reflected the fair value of the Series A preferred shares classified in temporary equity on the conversion date.

Braidy LLC had limited financial transactions from its inception through the March 3, 2017 conversion date. Braidy LLC did not have employees but relied on contributed services from its sole member.

Amounts paid by the member for the benefit of Braidy LLC have been reflected with an offsetting increase to additional paid in capital. For the year ended December 31, 2017 these transactions amounted to $30,192. The statement of operations also includes compensation costs of $210,288 which were recorded by the Company with a corresponding increase to additional paid in capital for certain other contributed services for the year ended December 31, 2017.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity, at time of purchase, of three months or less to be cash equivalents. Cash equivalents consist primarily of money market funds.

As of December 31, 2017, the Company maintains its cash with one financial institution. At times, such cash balances may exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 per account. Cash amounts exceeding the FDIC limits were $8.0 million as of December 31, 2017. The Company believes that no significant concentration of credit risk exists with respect to these cash balances because of its assessment of the credit worthiness and financial viability of the respective financial institution. Also, the Company believes it mitigates risk by monitoring cash activity on a frequent basis.

Fair Value Measurements

The Company applies the fair value hierarchy established by GAAP for the recognition and measurement of certain financial assets and liabilities. An asset or liability's fair value classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and consider counterparty risk in its assessment of fair value. The fair value hierarchy is defined as follows:

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The valuations for the accretion of the redeemable Series A and common shares were determined using level 3 inputs.

Financial Instruments

Financial instruments include cash equivalents, other assets, accounts payable and accrued liabilities. These are carried at cost which approximates fair value because of the short-term nature of these financial instruments.

Deferred Offering Costs

Incremental costs directly attributable to a proposed or actual offering of the Company's shares are deferred and charged against the gross proceeds of the offering. Accordingly, the Company defers costs incurred in connection with ongoing offering of equity securities and will apply these costs against the proceeds of the offering. Costs incurred with unsuccessful offerings will be expensed. Offering costs that were charged against the gross proceeds of offerings were $140,672 in 2017. The Company had no deferred costs as of December 31, 2017.

Notes to the Financial Statements, continued

Property, Plant and Equipment

Property, plant, and equipment are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred.

Plant and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. The plant will be depreciated over a twenty-five year useful life and equipment will be depreciated over a seven year useful life. Leasehold improvements are depreciated using the straight-line method over the shorter of the seven year useful life or the remaining lease term.

Construction in progress relates to the establishment of the mill property and is stated at cost. Depreciation will commence once the project is constructed and placed in service.

Asset Impairment

Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recorded no asset impairment in 2017.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include selling, marketing and advertising expenses; salaries, travel and office expenses of administrative employees and contractors; software license fees; and other overhead expenses.

Research and Development Costs

Research and development costs, which are included in selling, general and administrative expenses, are expensed as incurred. Research and development costs for the year ended December 31, 2017 amounted to approximately $97,800.

Interest and Dividend income

Interest income is accrued as earned. Dividend income is accrued on the ex-dividend date. Interest and dividend income is reflected within other income on the statement of operations (see Note 10).

Income Taxes

Prior to the conversion to Braidy Industries, Inc., Braidy LLC elected to be taxed as a single member LLC. Accordingly, Braidy LLC's federal and state income or loss was reported on the member's income tax returns, and Braidy LLC is not subject to income tax. The financial statements do not reflect a federal or state tax provision or any related tax assets and liabilities for Braidy LLC.

Braidy Industries, Inc. is taxed as a C-Corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes, and tax carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences. Valuation allowances are established for deferred tax assets when necessary.

GAAP requires management to evaluate tax positions taken by the Company and recognize a liability for an uncertain position that is not more likely than not of being sustained upon examination by the Internal Revenue Service or other local taxing authority. The Company would recognize any interest and penalties associated with uncertain tax positions in income tax expense.

The Company is subject to examination in the United States and in certain state and local jurisdictions. As of December 31, 2017, the Company is not currently under examination by the Internal Revenue Service, or any state or local jurisdictions. The Company's tax filings for 2017 remain open for examination.

Leases

For leases that contain free rent periods or predetermined fixed escalations of the minimum rent, the Company recognizes the related rent expense on a straight-line basis from the date it takes possession of the property to the end of the lease term. The Company records any difference between the straight-line rent amounts and the amount payable under the lease as part of deferred rent in accrued liabilities.

Litigation Matters

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. Costs for professional fees associated with litigation claims and assessments are expensed as incurred. As of December 31, 2017, the Company has not accrued or incurred any amounts for litigation matters.

Acquisitions

The Company's business acquisitions are accounted for using the acquisition method. The purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. Any excess purchase price over the fair value of the net assets acquired is recorded as goodwill. For all acquisitions, operating results are included in the statement of operations from the date of acquisition.

Significant estimates and assumptions are required to value assets acquired and liabilities assumed at the acquisition date. These estimates can be inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired with the corresponding offset to goodwill or bargain purchase gain on acquisition. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the statement of operations. Acquisition-related costs, such as banking, legal, accounting and other costs incurred in connection with an acquisition are expensed as incurred.

Recent Accounting Pronouncements

The Company has elected Emerging Growth Company ("EGC") status. This status allows the Company to use private company accounting standard adoption dates. The Company may choose early adopt standards if it is permissible. For the purposes of the 2017 financial statements the Company will use private company accounting standard adoption dates.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 Revenue from Contracts with Customers (Topic 606), which changes the recognition of revenue from contracts with customers. These changes created a comprehensive framework for all entities in all industries to apply in the determination of when to recognize revenue and, therefore, supersede virtually all existing revenue recognition requirements and guidance. This framework is expected to result in less complex guidance in application while providing a consistent and comparable methodology for revenue recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract(s), (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract(s), and (v) recognize revenue when, or as, the entity satisfies a performance obligation. In August 2015, the FASB deferred the effective date of the new guidance by one year, making these changes effective for the Company in January 1, 2019.

The Company will adopt the new guidance using the modified retrospective transition approach. Management has determined that the adoption of this guidance will not have a material impact on the financial statements as the Company is in the development stage and does not have any revenue contracts with customers for the year ended December 31, 2017.

In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which added a new impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, trade receivables, lease receivables, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. This update is effective for fiscal years beginning after December 15, 2021. Management is currently evaluating the potential impact of these changes on the financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2019. In March 2018, the FASB approved an amendment that allowed a modified retrospective approach and new required lease disclosures for all leases existing or entered into after either the beginning of the year of adoption or the earliest comparative period in the consolidated financial statements. The Company is currently evaluating the effect of this update on the financial statements.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which makes changes to the classification of certain cash receipts and cash payments within the statement of cash flows. The guidance identifies eight specific cash flow items and the sections where they must be presented within the statement of cash flows. This update is effective for fiscal years beginning after December 15, 2019. Management determined that the adoption of this guidance will not have a material impact on the financial statements.

In January 2017, the FASB issued ASU No. 2017-01, clarifying the Definition of a Business, which narrows the definition of a business. This ASU provides a screen to determine whether a group of assets constitutes a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as acquisitions. If the screen is not met, this ASU (1) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create an output and (2) removes the evaluation of whether a market participant could replace missing elements. Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the FASB has developed more stringent criteria for sets without outputs. The ASU is effective for annual periods beginning after December 15, 2018. Management determined that the adoption of this guidance will not have a material impact on the financial statements.

In March 2017 the FASB issued ASU 2017-04 Intangibles—Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment. This amendment simplifies the measurement of goodwill by eliminating Step 2 from the goodwill impairment test. This update is effective for fiscal years beginning after December 15, 2021. The adoption of ASU No. 2017-04 is not expected to have a material impact on the Company's financial statements.

In May 2017, the FASB issued ASU 2017-09 which clarifies the guidance on the modification accounting criteria for share-based payment awards. The new guidance requires registrants to apply modification accounting unless three specific criteria are met. The three criteria are 1) the fair value of the award is the same before and after the modification, 2) the vesting conditions are the same before and after the modification and 3) the classification as a debt or equity award is the same before and after the modification. This update is effective for fiscal years beginning after December 15, 2017 and are to be applied prospectively to new awards granted after adoption. Management determined that the adoption of this guidance will not have a material impact on the financial statements.

3.   **Cash and cash equivalents**

As of December 31, 2017 the Company held $8.8 million in cash and cash equivalents. There is no restricted cash as of the balance sheet date.

4.   **Property, Plant and Equipment, Net**

Property, plant and equipment, net consist of the following as of December 31, 2017:

Mill property	$3,204,085
Leasehold improvements	1,199,782
Machinery and equipment	274,627
Furniture and fixtures	91,994
Other	23,063
	4,793,551
Accumulated depreciation	(58,428)
Property, plant and equipment, net	$4,735,123

On November 1, 2017, the Company opened its headquarters in Ashland, Kentucky and placed the leasehold improvements in service, which are being depreciated over the shorter of the useful life or the term of the lease (seven years). The total cost capitalized for the headquarters was approximately $1.2 million. The Company broke ground on its mill in June 2018, and estimates the cost at approximately $1.68 billion. The mill is expected to be placed in service by 2021.

Included in the mill property is land of $921,211 and a building of $448,709. During 2017, the Company expensed costs related to acquiring a certain land site that was never acquired. These costs amounted to $590,498 and are included within other expenses in the statement of operations.

5.   **Other assets**

On September 14, 2017, the Company and Veloxint entered into an Agreement and Plan of Merger (the "Pre-Merger Agreement"), whereby the Company could acquire 100% of the shares of Veloxint at a future date, contingent upon the Company closing a qualified equity financing prior to March 2, 2018.

Concurrently and in contemplation of the Pre-Merger Agreement, the Company issued a $2,000,000 note instrument to Veloxint, which the Company has recorded in other assets. The note has a stated annual interest rate of 6% commencing on January 1, 2018, with quarterly payments beginning March 31, 2018. Quarterly principal payments in the amount of $250,000 are payable beginning March 31, 2019, with the note maturing on December 31, 2020. The Company agreed to forgive the note if the Company acquired Veloxint.

On March 2, 2018, the Company acquired Veloxint and the note was forgiven. The Company did not accrue any interest on the note while it was outstanding. The $2,000,000 has been included as part of the purchase price. See Note 12 for further details on the Veloxint acquisition.

6.   Shareholders Deficit

Classes of Stock

The total number of shares of all classes of stock the Company is authorized to issue is 19,500,000 shares with a par value of $0.0001 per share. The Company is authorized to issue two classes of stock to be designated "common stock" and "preferred stock", 10,000,000 shares shall be designated common stock and 9,500,000 shares shall be designated preferred stock.

Redeemable preferred stock

On March 4, 2017, the Company issued 4,500,000 Series A preferred shares to its founder for the conversion of his LLC interest in Braidy Industries, LLC (see Note 1). These financial instruments are not mandatorily redeemable, however through the founders' rights to control the Board, the holder of the Series A preferred shares has the right to authorize the purchase of all shares of our Series A preferred shares at their fair market value. This right terminates immediately prior to an initial public offering of our equity securities. The Company has recorded the $45 million fair value of Series A preferred shares outside of permanent equity at December 31, 2017.

On May 4, 2017, the Company entered into a Series A-1 Preferred Stock Purchase Agreement with Commonwealth Seed Capital (CSC) and other investors, including certain members of the Company's Board of Directors. The Series A-1 Agreement sold CSC 3,000,000 shares of the Company's Series A-1 Preferred Stock, and 930,000 shares of the Company's Series A-1 Preferred Stock were sold to the other investors.

The Company entered into a side letter agreement with certain stock redemption rights on May 4, 2017 (as amended on May 7, 2018) with CSC as part of its initial purchase of 3,000,000 shares of Series A-1 preferred stock. CSC shall have the right for a period beginning as of the date of any of the following triggering events and ending 90 days after receipt of the triggering notice from the Company to elect to sell to the Company all of its shares of stock at a purchase price equal to $15,000,000, plus interest thereon at 8% (approximately $800,000 of non-accrued interest at December 31, 2017) per annum from May 4, 2017 through the date of repurchase:

(a)   The failure of the Company to commence construction of or site preparation for a fully-integrated aluminum rolling mill within the Commonwealth of Kentucky by June 30, 2018 or to acquire an existing facility and building in EastPark in Boyd County Kentucky (commonly known as, "Hackney Building") to house the Veloxint manufacturing business by June 30, 2018;

(b)   The failure of the Company to invest at least $1 billion for the construction and equipping of a fully-integrated aluminum rolling mill within the Commonwealth of Kentucky by December 31, 2020 or to secure the investment of at least $1 billion in a separately owned entity for the construction of a fully-integrated aluminum rolling mill within the Commonwealth of Kentucky by December 31, 2020;

(c)   The allocation or use by the Company of no less than $25 million of the proceeds of the common stock offering dated March 2, 2018 (see Note 12) for any purpose or purposes other than constructing a fully integrated aluminum rolling mill within the Commonwealth of Kentucky and/or the build-out of a Veloxint manufacturing facility in East Park, Boyd County, Kentucky; or

(d)   At any time from May 5, 2017 through and including June 1, 2022 (the "Maintenance Period"), the failure of the Company to have (i) at least 51% of its employees employed in the Commonwealth of Kentucky, (ii) at least 51% of its tangible assets located within the Commonwealth of Kentucky or (iii) its headquarters located within the Commonwealth of Kentucky.

The Company has evaluated the contingent trigger features which would require the CSC Series A-1 Preferred Stock to be marked to redemption price as of December 31, 2017. The ability to obtain $1 billion in financing is outside of the Company's control, and as such the Company has accreted interest of approximately $800,000 and recorded the CSC Series A-1 Preferred Stock outside of permanent equity.

The Non-CSC preferred stock outstanding at December 31, 2017 has redemption features contingent on future events. These financial instruments are not mandatorily redeemable; however, they contain contingent redemption features at the holder's option and outside of the Company's control. These contingent redemption features are as follows:

(a)   The failure of the Company to invest at least $1 billion in the construction and equipping of a fully-integrated aluminum rolling mill in the Commonwealth of Kentucky by June 30, 2020; or

(b)   The allocation or use by the Corporation of a majority of the proceeds of the initial Qualified Offering for any purpose or purposes other than constructing a fully-integrated aluminum rolling mill within the Commonwealth of Kentucky.

The Company has evaluated the contingent trigger features which would require the Non-CSC Series A-1 Preferred stock to be marked to redemption price (original purchase price) as of December 31, 2017. The ability to obtain $1 billion in financing is outside of the Company's control, and as such the Company has recorded the redemption price of $5 per share outside of permanent equity.

From March 17, 2017 through April 3, 2017, the Company granted 500,000 shares of common stock to the Company's directors. The common stock outstanding at December 31, 2017 has redemption features contingent on future events. These financial instruments are not mandatorily redeemable; however, through the collective voting power of the holders of the common stock on the Board of Directors, the common stock holders have the right to authorize the purchase of all shares of the common stock at their fair value. This right terminates immediately prior to an initial public offering of our equity securities.   The Company has recorded the $5 million fair value of common shares outside of permanent equity at December 31, 2017.

Right of First Refusal for Future Equity Offerings

A major investor is considered any stockholder that holds at least 400,000 shares of registrable securities (subject to the adjustment for stock splits, stock dividends, combinations, reclassifications or the like). The Company grants to each major investor a right of first offer with respect to future sales by the Company of its shares at fair value. A major investor who chooses to exercise the right of first offer may designate as purchasers under such right itself or its partners or affiliates in such proportions as it deems appropriate (so long as each such partner or affiliate has not been determined by the Board of Directors of the Company to be a competitor of the Company and also executes each purchase agreement, stockholders agreement or other document required of all purchasers of such shares).

Dividend Provisions

The holders of shares of preferred stock shall be entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of common stock of the Company for which an adjustment to the respective conversion price of such other securities or rights has been made on the common stock of the Company, at the rate of eight percent (8%) per share (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of preferred stock, payable when, as and if declared by the Board of Directors of the Company. Such dividends shall not be cumulative.

If, after dividends in the full preferential amounts specified above for the preferred stock have been paid or declared and set apart in any calendar year of the Company, the Board of Directors shall declare additional dividends out of funds legally available therefore in that calendar year, then such additional dividends shall be declared pro rata on the common stock and the preferred stock on a pari passu (same rate) basis according to the number of shares of common stock held by such holders, where each holder of shares of preferred stock is to be treated for this purpose as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holder. As of December 31, 2017 no dividends have been declared.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A-1 preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to holders of the Series A preferred stock and the holders of the common stock by reason of their ownership thereof, an amount equal to $5.00 per share for each share of Series A-1 preferred stock then held by them, plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A-1 preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A-1 preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Upon the completion of the distribution required to Series A-1 preferred stock holders, the holder of Series A preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock by reason of their ownership thereof, an amount equal to the original issue price for each share of Series A preferred stock held, plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holder of the Series A preferred stock shall be insufficient to permit the payment to such holder of the full aforesaid preferential amounts, then the remaining assets and funds of the Company legally available for distribution upon the completion of the distribution required above shall be distributed ratably among the holder of the Series A preferred stock.

Upon completion of the distributions required to preferred stock holders and any other distribution that may be required with respect to series of preferred stock that may from time to time come into existence, the remaining assets of the Company legally available for distribution to stockholders shall be distributed among the holders of the preferred stock and the common stock pro rata based on the number of shares held by each such holder of preferred stock or common stock.

Preferred Stock Conversion

Each share of preferred stock will be automatically converted into shares of common stock, at the then applicable conversion price at the time in effect for such share upon the earlier of (i) immediately prior to the closing of the Company's sale of its common stock in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, which results in aggregate cash proceeds to the Company of not less than $75,000,000 at an offering price of at least $10.00 per share (as adjusted for stock splits, stock dividends, reclassifications and the like) (a Qualified IPO), or (ii) the date specified by written consent or agreement of the holders of 70% of the then outstanding shares of preferred stock, voting together as a single class.

Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price (as adjusted for stock splits, stock dividends, reclassifications and the like) by the conversion price applicable to such share in effect on the date the certificate is surrendered for conversion. The initial conversion price per share of preferred stock shall be equal to the original issue price. Each such initial conversion price shall be subject to certain antidilution adjustments. See Note 12 for subsequent conversion of all Series A and A-1 preferred stock to common stock and removal of certain redemption provisions.

Voting Rights

The holder of each share of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Company, and shall be entitled to vote, together with the holders of common stock, with respect to any question upon which holders of common stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). The holders of the Series A-1 preferred stock are entitled to elect one member to the Board of Directors. The holder of the Series A preferred stock is entitled to elect five members to the Board of Directors.

7. **Income Taxes**

The Tax Cuts and Jobs Act (the Tax Act) was enacted on December 22, 2017. The Tax Act includes a number of changes in existing tax law impacting businesses, including a permanent reduction in the U.S. federal statutory rate from 35% to 21%, effective on January 1, 2018. Changes in tax rates and tax law are accounted for in the period of enactment and deferred tax assets and liabilities are measured at the enacted tax rate. The Company has reflected the impact of the Tax Act on its income taxes in the table below.

The income tax provision (benefit) at December 31, 2017 consists of the following:

Federal:	
Deferred	$(1,017,078)
State and local:	
Deferred	(468,507)
Change in valuation allowance	1,485,585
Total	$ —

The income tax provision (benefit) differs from amounts computed by applying the statutory federal income rate of 35% for the year ended December 31, 2017 as a result of the following:

Federal tax at statutory rate	$(2,031,898)
Increase (reduction) in tax resulting from:	
State taxes, net of federal impact	(304,530)
Permanent differences	183,490
Tax Act impact	667,353
Valuation allowance	1,485,585
Total	$ —

F-18

Deferred tax assets at December 31, 2017 consist of the effects of temporary differences attributable to the following:

Property, plant and equipment	$ 175,281
Deferred start-up costs	1,230,638
Other	79,666
Deferred tax assets	1,485,585
Valuation allowance	(1,485,585)
Total	$ —

Due to the Company being a development stage entity and the differences in reporting start-up expenses between its financial statements and tax returns, the Company has not generated any net operating loss carryforwards for tax purposes subject to expiration dates in the future. Federal and state loss carryforwards are less than $0.1 million. It is expected that the Company will continue to generate start-up expenses, research and development expenses and expenses for the development of the planned aluminum rolling mill.

As of December 31, 2017, the Company has a valuation allowance of $1,485,585 based on an assumption that not all of the gross deferred tax assets will more likely than not be realized due to the startup nature of the Company. During the year ended December 31, 2017, the Company established this valuation allowance and will reevaluate the need for a valuation allowance at each future reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

8. Contingencies and Commitments

Financing Contingency

The Company has entered into an agreement with a financial institution for the future issuance of debt to support the construction of the mill. As part of the agreement, upon successful execution of financing agreements, the Company will be obligated to pay a Structuring Fee (as defined by the agreement) of the greater of $5,000,000 or 1% of the debt raised within the earlier of the date on which the first debt is drawn or 30 days after the execution of the financing agreement. The agreement also contains provisions for payment of certain expenses incurred by the financial institution and for fees in the event of breaking the agreement. As of December 31, 2017, there are no significant unrecorded reimbursable expenses.

Tax and Other Incentives

The Company has entered into an agreement with the Kentucky Economic Development Finance Authority (KEDFA) and has been approved for up to $10,000,000 in future tax incentives under the Kentucky Business Investment program as of January 25, 2018 and $5,000,000 in future sales tax refunds under the Kentucky Enterprise Initiative Act (KEIA) as of June 29, 2017. Additionally, KEDFA has approved $5,000,000 (Road Funds) to be applied to the mill site development project, $4,000,000 for the Abandoned Mine Lands Pilot program ("AML") grant that will be used to pay for installation of foundation structures to stabilize the land under the manufacturing plant, and $2,000,000 (Kentucky Skills Network) towards skills training to benefit the Company. Regarding the Road Funds, AML, and Kentucky Skills Network, the Company will not directly receive the funds for these future tax incentives as they will be claimed by third parties. The Company will receive the benefits associated with the road construction at the mill site development project, stabilization of the land under the manufacturing plant, and an improved work force associated with the funds spent on the Kentucky Skills Network. No cash was received in 2017 for the Road Funds, AML, and Kentucky Skills Network.

<u>Leases</u>

The Company leases its headquarters under a non-cancelable lease which expires May 31, 2024. Additionally, the Company leases corporate apartments which can be renewed on an annual basis. For the year ended December 31, 2017 rent expense was $67,585.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2017 were:

2018	$ 91,223
2019	134,578
2020	134,578
2021	134,578
2022	134,578
Thereafter	190,643
	$820,178

9. **Related Party Transactions and Balances**

The Company has transactions with stockholders or entities related to the stockholders for transactions related to initial start-up activities. Such transactions and balances as of and for the year ended December 31, 2017 are as follows:

Balances:	
Prepaid expenses and other	$ 12,746
Other assets	2,000,000
Transactions:	
Professional fees	$ 143,991
Expenses paid by member	30,192
Founder contributed services	96,635

As described in Note 5, the Company issued a $2,000,000 note instrument to Veloxint as part of the agreement by the Company to acquire Veloxint.

10. Other Income (Expense), net

Other income (expense), net consisted of the following:

Interest income	$ 5,707
Other	(2,519)
Dividend income	97,285
Other income, net	$100,473

11. Earnings per Share

The following table sets forth the computation of basic and diluted net (loss) per share:

Numerator:	
Net (loss)	$ (5,785,979)
Less: Accretion of obligation under Series A redeemable preferred stock	(44,756,000)
Less: Accretion of Series A-1 redeemable preferred stock	(795,616)
Net (loss) available to common shareholders	$(51,337,595)
Denominator - Weighted-average common shares outstanding:	
Basic	388,219
Add: Dilutive effect due to conversion of Series A redeemable preferred stock/ and A-1 redeemable preferred stock	—
Diluted	388,219
Net (loss) per common share, Basic:	$ (132.24)
Net (loss) per common share, Diluted:	$ (132.24)

During 2017, basic average shares outstanding and diluted average shares outstanding were the same because the effect of potential shares of common stock was anti-dilutive as the Company generated a net loss. As a result, 3,930,000 shares of A-1 redeemable preferred stock and 4,500,000 shares of A preferred stock were not included in the computation of diluted EPS.

12. Subsequent Events

<u>Equity Raise</u>

Through December 19, 2018, the Company has raised an additional $75 million of equity through common stock issuance. Management plans to primarily utilize these funds for Veloxint operations, working capital and investment into the mill.

On September 18, 2018, the Company launched an active equity raising crowd-funding program with Netcapital to issue additional common stock. The closing date of the crowd-funding program is expected to occur in early 2019. The program has raised approximately $12.2 million through December 18, 2018 of which Netcapital retains a 5% fee for their services. After the program is closed, the investor has a five day window to reassess their commitment to invest and may withdraw from the program.

Preferred Stock Conversion

In March 2018, all outstanding shares of preferred stock were converted to an equal number of shares of common stock. The conversion negated the contingent redemption features of all of the preferred stock except for those shares issued to CSC.

Veloxint Acquisition

On March 2, 2018, the Company closed on its stock acquisition of Veloxint (see Notes 1 and 5). Consideration included the following: 2,626,930 shares of common stock, 350,978 stock options and the $2 million note. Management is in the process of determining the fair value of the consideration provided, assets acquired, liabilities assumed and the appropriate acquisition accounting, including the recording of deferred taxes. The following table reflects the consideration and provisional purchase price allocation which is subject to change upon finalization of the Company's review of third party valuation report:

Consideration:	
Common stock shares provided (valued at $10 per share)	$26,269,300
Stock option plan assumed and converted to Braidy Industries, Inc. share options	1,235,863
Forgiveness of note	2,000,000
Buyout of certain owner stock	198,644
Fair value of total consideration	$29,703,807
Recognized amounts of identifiable assets acquired and liabilities assumed:	
Net working capital	$ 1,734,910
Machinery and equipment	778,025
Intangible assets	18,352,037
Goodwill	8,838,835
Total identifiable net assets	$29,703,807

F-22

Loan to Shareholder

On March 2, 2018, the Company made a full-recourse, secured loan to the chief executive officer for $15,018,750. The terms of the loan were approved by the Company's Board of Directors with an interest rate based on the prime rate and a due date of August 2, 2019. During 2018, $12,380,241 of payments have been made (including $361,491 of interest), leaving a balance on the note of $3,000,000 as of December 18, 2018.

Equity Incentive Plan

Effective March 3, 2018, the Company implemented a variety of employee incentive stock programs and allocated 3,500,000 of common shares for the programs.

Building Lease

In July 2018, Veloxint entered into a 7 year building lease with minimum payments of approximately $1.1 million.

NanoAL Acquisition

On September 18, 2018, the Company acquired all of the membership units of NanoAL LLC, a materials research and technology company focused on high-performance aluminum alloys, for $4,200,000, including a $1,200,000 prepayment on an earn-out calculation which runs through December 31, 2028.

13. **Financial Statement Restatement**

In connection with the Company's Regulation CF and Regulation D filings with the Securities and Exchange Commission ("SEC") on September 19, 2018, regarding the Company's crowd funding equity offering through the NetCapital portal, the predecessor auditor issued an unqualified audit opinion on the Company's financial statements as of and for the year ended December 31, 2017. Those financial statements were audited in accordance with auditing standards generally accepted in the United States of America (AICPA). In connection with the Company's S-1 filing, KPMG LLP ("KPMG") was engaged to audit the financial statements pursuant to standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America for the same period. As part of KPMG's audit, certain error corrections and adjustments were identified that resulted in management restating the previously issued 2017 financial statements. Additionally, in accordance with ASC 480-10-S99, "Distinguishing Liabilities from Equity" ("ASC 480"), the Company recorded a temporary equity adjustment of $55.3 million, as well as an adjustment to loss per share of $45.6 million for the related accretion of the redeemable instruments.

Balance Sheet

The adjustments made to the Balance Sheet include certain corrections of errors and adjustments that pertain to the Company applying ASC 480. In accordance with ASC 480, the Company recorded the Series A preferred shares, the Series A-1 preferred shares and the common shares in temporary equity. As of December 31, 2017, the Company recorded the Series A and common shares at fair value and the Series A-1 shares at redemption value (see Note 6). Correction of errors related to reclassifications from investment securities to cash and cash equivalents of $6.6 million and reclassifications from notes receivable to other assets of $2.0 million were recorded. Additionally, other corrections of errors to the Balance Sheet included $0.4 million to property, plant, and equipment and accounts payable for invoice accruals and $0.1 million for adjustments related tax withholdings related to professional services from a third party consultant.

Statement of Operations and Comprehensive Loss

Certain corrections of errors and adjustments were made to the Statement of Operations and Comprehensive Loss. Presentation changes to other expenses from site abandonment costs were $0.5 million, and presentation changes to other income were $0.1 million related to previously reported dividend and interest income. Professional fees increased by $0.1 million for the correction of an error related to work performed by a third party consultant. Selling, general, and administrative expenses increased by $0.1, which was due correction of errors related to $0.2 million of compensation expense for the Series A preferred shares that was partially offset by $0.1 million in equity raise costs. The impact for the adjustments made under ASC 480 to the Series A and Series A-1 preferred shares increased both basic and diluted loss per share by $117.34. Corrections of errors increased basic loss per share by $0.66 and diluted loss per share by $14.90.

Statement of Shareholders' Deficit

The Company's accumulated deficit increased by $50.6 million due to impact from the of ASC 480 adjustments discussed above. Additional paid-in capital decreased by $4.8 million due to the correction of an error related to the Company's Series A-1 preferred shares

Statement of Cash Flows

Cash flows from investing activities included correction of errors for purchases of investments of $16.9 million and sales of investments of $10.2 million as these have been reclassified to cash and cash equivalents.

The supplemental non-cash disclosure of capital expenditures in accounts payable increased by $0.4 million due to the correction of an error for invoice accruals.

A reconciliation of the adjustments are as follows:

BRAIDY INDUSTRIES, INC.

Notes to the Financial Statements, continued

Balance Sheet
December 31, 2017

	Original Financial Statements	ASC 480-10-S99 Adjustments	Error Corrections	Restated Audited Financial Statements
Assets				
Current assets				
Cash and cash equivalents	$ 2,134,399	$ —	$ 6,649,332	$ 8,783,731
Investments	6,649,332	—	(6,649,332)	—
Prepaid expenses and other	151,754	—	61,211	212,965
Total current assets	8,935,485	—	61,211	8,996,696
Other assets	—	—	2,000,000	2,000,000
Note receivable	2,000,000	—	(2,000,000)	—
Property, plant and equipment, net	4,366,897	—	368,226	4,735,123
Total assets	$ 15,302,382	$ —	$ 429,437	$ 15,731,819
Liabilities				
Current liabilities:				
Accounts payable	922,090	—	448,084	1,370,174
Accrued liabilities	161,843	—	(8,078)	153,765
Total current liabilities	1,083,933	—	440,006	1,523,939
Redeemable Stock:				
A-1 preferred shares, $0.0001 par value, 5,000,000 shares authorized; 3,930,000 issued and outstanding	15,000,000	5,306,670	—	20,306,670
A preferred shares, $0.0001 par value, 4,500,000 shares authorized, issued and outstanding	—	44,998,275	—	44,998,275
Common shares, $0.0001 par value, 10,000,000 shares authorized; 500,000 issued and outstanding	—	5,000,000	—	5,000,000
Shareholders' Deficit:				
A-1 preferred shares, $0.0001 par value, 5,000,000 shares authorized; 930,000 issued and outstanding	93	(93)	—	—
A preferred shares, $0.0001 par value, 4,500,000 shares authorized, issued and outstanding	450	(450)	—	—
Common shares, $0.0001 par value, 10,000,000 shares authorized; 500,000 issued and outstanding	50	(50)	—	—
Accumulated comprehensive loss	(2,645)	—	2,645	—
Additional paid-in capitial	5,079,363	(5,002,786)	244,001	320,578
Accumulated deficit	(5,858,862)	(50,301,566)	(257,215)	(56,417,643)
Total liabilities and equity	$ 15,302,382	$ —	$ 429,437	$ 15,731,819

BRAIDY INDUSTRIES, INC.

Notes to the Financial Statements, continued

Statement of Operations and Comprehensive Loss
Year Ended December 31, 2017

	Original Financial Statements	ASC 480-10-S99 Adjustments	Error Corrections	Restated Audited Financial Statements
Professional fees	$ (1,611,145)	$ —	$(116,654)	$ (1,727,799)
Selling, general and administrative expenses	(3,462,160)	—	(99,951)	(3,562,111)
Site abandonment expense	(546,573)	—	546,573	—
Other expenses	—	—	(596,542)	(596,542)
Realized loss on investments	(2,519)	—	2,519	—
Interest	5,707	—	(5,707)	—
Dividends	87,926	—	(87,926)	—
Other income	—	—	100,473	100,473
Operating (loss)	(5,528,764)	—	(257,215)	(5,785,979)
(Loss) before income taxes	(5,528,764)	—	(257,215)	(5,785,979)
Provision for income taxes	—	—	—	—
Net (loss)	(5,528,764)	—	(257,215)	(5,785,979)
Less: accretion of obligation under Series A preferred and Series A-1 preferred redeemable stock	—	(45,551,616)	—	(45,551,616)
Net (loss) available to common shareholders	$ (5,528,764)	$ (45,551,616)	$(257,215)	$ (51,337,595)
Average shares outstanding, basic	388,219	—	—	388,219
Average shares outstanding, diluted	—	—	388,219	388,219
(Loss) per share - basic	(14.24)	(117.34)	(0.66)	(132.24)
(Loss) per share - diluted	—	(117.34)	(14.90)	(132.24)
Comprehensive loss	(5,531,409)	—	(254,570)	(5,785,979)

Statement of Shareholders' Deficit
Year Ended December 31, 2017

	Additional paid-in Capital	Accumulated (Deficit)	Share Par Value	Accumulated Comprehensive Loss	Total
Original Financial Statements	$ 5,079,363	$ (5,858,862)	$ 593	$ (2,645)	$ (781,551)
ASC 480 adjustments	(5,002,786)	(50,301,566)	(593)	2,645	$(55,302,300)
Error corrections	244,001	(257,215)	—	—	$ (13,214)
Restated Audited Financial Statements	$ 320,578	$(56,417,643)	$ —	$ —	$(56,097,065)

Statement of Cash Flows
Year Ended December 31, 2017

	Original Financial Statements	Error Corrections	Restated Audited Financial Statements
Cash flows used in provided by operating activities:			
Net (loss)	$ (5,528,764)	$ (257,215)	$ (5,785,979)
Adjustments to reconcile net loss to cash used in operating activities:			
Contributed services	210,288	—	210,288
Depreciation	68,360	(9,932)	58,428
Series A preferred shares compensation expense	—	244,000	244,000
Site abandonment expense	546,573	43,925	590,498
Member contributions	—	30,192	30,192
Realized loss on investments	2,519	(2,519)	—
Changes in operating assets and liabilities:			
Prepaid expenses	(110,122)	(102,843)	(212,965)
Accounts payable	391,288	2,463	393,751
Accrued liabilities	161,843	(8,078)	153,765
Net cash used in operating activities	(4,258,015)	(60,007)	(4,318,022)
Cash flows from investing activities			
Capital expenditures	(4,451,028)	43,402	(4,407,626)
Note recorded in other assets	(2,000,000)	—	(2,000,000)
Purchase of investments	(16,854,496)	16,854,496	—
Sale of investments	10,200,000	(10,200,000)	—
Net cash (used in) investing activities	(13,105,524)	6,697,898	(6,407,626)
Cash flows from financing activities			
Member contributions	30,192	(30,192)	—
Redeemable share issuance	15,000,000	(15,000,000)	—
Share issuance	4,650,051	(4,650,051)	—
Equity raise costs	(140,673)	140,673	—
Equity raise costs in process	(41,632)	41,632	—
Proceeds from issuance of preferred shares	—	19,509,379	19,509,379
Net cash provided by financing activities	19,497,938	11,441	19,509,379
Net change in cash and cash equivalents	2,134,399	6,649,332	8,783,731
Cash and cash equivalents at beginning of year	—	—	—
Cash and cash equivalents at end of year	$ 2,134,399	$ 6,649,332	$ 8,783,731
Supplemental non-cash items:			
Capital expenditures recorded in accounts payable	$ 530,802	$ 401,696	$ 932,498